    As filed with the Securities and Exchange Commission on December 5, 2001
                                                      Registration No. 333-72486
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              ____________________


                         PRE-EFFECTIVE AMENDMENT NO.2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ____________________

                                 CARESIDE, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                           3841                      23-2863507
(State or other jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)     Classification Code Number)      Identification No.)

                   6100 Bristol Parkway, Culver City, CA 90230
                                 (310) 338-6767
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               ___________________

                              W. Vickery Stoughton
                     Chairman of the Board of Directors and
                             Chief Executive Officer
                                 Careside, Inc.
                              6100 Bristol Parkway
                              Culver City, CA 90230
                                 (310) 338-6767
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              ____________________

                                 With copies to:

                             Barry M. Abelson, Esq.
                             Julia D. Corelli, Esq.
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                             Philadelphia, PA 19103
                                 (215) 981-4000

                              ____________________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(C) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

                                                                         Proposed               Proposed
                                                                         Maximum                Maximum             Amount of
     Title of Each Class of Securities          Amount to be          Offering Price            Aggregate         Registration
             to be Registered                    Registered              Per Share            Offering Price           Fee
             ----------------                    ----------              ---------            --------------           ---
Common Stock, par value $.01                    12,894,155 (1)           $2.245(2)            $28,947,378(2)       $5,789.48(2)

(1) All of the shares of Common Stock offered hereby are being sold for the accounts of selling security holders named herein. See "Selling Security Holders" herein.

(2) This registration fee of $5,789.48 is calculated in accordance with Rule 457(c) under the Securities Act. It is offset in its entirety by the registration fee of $8,743.96 that was previously paid in connection with Careside, Inc.'s filing of the registration statement for the registration of 14,482,743 shares of Common Stock on June 11, 2001 (Registration No. 333-62770) based on a proposed maximum offering price per share of $2.415 and a proposed maximum aggregate offering price of $34,975,824.35, calculated at that time in accordance with Rule 457(c) under the Securities Act. That registration statement was withdrawn on October 10, 2001.

                              ____________________

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                        12,894,155 Shares Of Common Stock

                                     [LOGO]
                                    CARESIDE

     The selling stockholders named in this prospectus are offering or may offer in the future 12,894,155 shares of our common stock which we have issued or which we may issue when selling stockholders exercise warrants to purchase our common stock.

     The selling stockholders may sell these shares from time to time in brokers' transactions, negotiated transactions, or otherwise at prices current at the time of sales. We will not receive any proceeds from these sales.

     We will pay all expenses of the registration of these shares, except brokerage commissions and transfer taxes, which will be paid by the selling stockholders. We estimate that the expenses will be $50,000.

     Our common stock is listed on the American Stock Exchange under the symbol "CSA." On December 4, 2001, the closing sale price of our common stock as reported by the American Stock Exchange was $1.60 per share.

     Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 6.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                December 5, 2001

================================================================================

                                -----------------

                                TABLE OF CONTENTS

                                -----------------

  . ABOUT CARESIDE .....................................................    2
  . THE OFFERING .......................................................    4
  . RISK FACTORS .......................................................    5
  . SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS ..................   14
  . USE OF PROCEEDS ....................................................   14
  . DILUTION ...........................................................   15
  . SELLING SECURITY HOLDERS ...........................................   16
  . CARESIDE'S CAPITAL STRUCTURE .......................................   21
  . PLAN OF DISTRIBUTION ...............................................   22
  . LEGAL MATTERS ......................................................   23
  . EXPERTS ............................................................   23
  . WHERE YOU CAN GET MORE INFORMATION .................................   24
  . INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ....................   24

                                 ABOUT CARESIDE

      This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to those financial statements.

        Careside has developed and sells a proprietary blood testing system called the Careside system. It is designed to decentralize laboratory operations. The system consists of two blood testing devices and disposable cartridges and reagents used in the devices as well as a computer link. The Careside Analyzer(R) tests each of the three components of blood - whole blood, serum and plasma. It uses our proprietary disposable test cartridges and performs 41 different tests. The H-2000 performs 18 hematology tests on whole blood. The Careside Connect facilitates data interchange between the two devices and other medical information systems.

        The Careside system performs blood tests in the same location as the patient, or what is commonly called point-of-care testing. Blood testing is a significant part of routine and critical patient care. Today, almost all blood testing is done by sending the blood samples to hospital or commercial laboratories. Because of transportation time and several processing steps, these central laboratories generally take between 4 and 24 hours to provide test results to the doctor. We believe the Careside system is a platform for solving the limitations of central blood testing laboratories and redefines the market for point-of-care testing. Our goal is to make decentralized testing with the Careside system the standard for routine and critical care blood testing.

        As of November 2001, the FDA has cleared or exempted the Careside Analyzer for all 41 blood tests for professional laboratory use and the H-2000 for 18 additional hematology tests. The Careside system's 59 different blood tests represent most of the routine blood tests ordered by physicians. In addition, the FDA has cleared the Careside Analyzer as a "point-of-care" device. This clearance means that non-technical personnel with at least a high school education can operate the Careside Analyzer after receiving training on its operations and in skills necessary to use it, such as specimen handling, cartridge dosing and quality control. We intend to seek the same "point-of-care" designation for the H-2000 in 2002. Without this designation, moderate complexity tests such as those performed by the Analyzer and H-2000 would have to be conducted by a person who has specialized training, such as a medical technician. Regardless of point-of-care designation, the environment in which the test is conducted, such as a physician office lab, is required under the Clinical Laboratory Improvement Amendments of 1988 to be supervised by a physician, pathologist, laboratory director or similar person, and a professional trained in laboratory medicine, such as a physician, is required to interpret test results and provide advice to a patient based on that interpretation.

        Our commercial product launch occurred in December 1999, at which time the Careside system offered 53 tests. By the beginning of the second quarter of 2000, we were experiencing issues in both the software and hardware of the Careside Analyzer that made us question the reliability of the device in the field. We also experienced technical problems with electrochemistry tests. As a result, we pulled back from the market and corrected the issues that gave rise to the reliability concerns. We did not lose any customers or have to repurchase any devices or have to seek any additional governmental approvals as a result of these technical difficulties. Rather, we worked with our customers to ensure the reliability of the test results each customer received from the Analyzer. We completed the revisions to the electrochemistry tests and modifications to the Analyzer by November 2000. The revisions were made and verified in the fourth quarter of 2000. The changes delayed our ability to market the Analyzer and its disposable cartridges. As a result, our sales through early 2001 were predominantly H-2000s.

        At present, we sell the components of the Careside system separately in the United States through our own sales force. We have distribution agreements with third party distributors to supplement our sales force. We have entered into several distribution agreements and expect to finalize others in 2001. To date, our H-2000 sales have been weighted towards foreign markets and veterinary use. We are focusing our 2001 and 2002 marketing efforts on the U.S. human market.

        Our concept and technology originated with SmithKline Beecham Clinical Laboratories, Inc. (SBCL). In 1993, SBCL conducted extensive surveys of the point-of-care market. As a result, in 1994, SBCL started our predecessor business to develop the technology we use today. In November 1996, we acquired the assets and contracts used in the predecessor business, including intellectual property, equipment and other assets to continue the development of point-of-care diagnostic technology and to create a commercial product. Several senior members of our management team worked on this point-of-care project at SBCL, including W. Vickery Stoughton, our Chief Executive Officer, and Thomas H. Grove, Executive Vice President--Chief Technology Officer. Quest Diagnostics Incorporated later acquired SBCL.

     Our publicly-traded common stock is listed on the American Stock Exchange under the ticker symbol "CSA," and our publicly-traded warrants under the symbol "CSA.WS". Our principal executive offices are located at 6100 Bristol Parkway, Culver City, California 90230. Our telephone number is (310) 338-6767.

                                  THE OFFERING

Shares offered by selling ................   12,894,155 (1)
security holders:

Use of Proceeds: .........................   We will not receive any of the
                                             proceeds from the sale of shares of
                                             common stock by the selling
                                             stockholders, but we could receive
                                             up to approximately $14.4 million
                                             from the exercise of warrants with
                                             underlying common stock registered
                                             on this registration statement (see
                                             "Dilution" on page 13). Any roceeds
                                             will be used for working capital
                                             purposes. (2)

(1)  Of these shares, approximately

     . 7,115,920 are shares of common stock held by the selling stockholders. Of these,

               5,173,716 shares of common stock were issued on October 26, 2001 to convert the outstanding shares of our series C convertible preferred stock through an exchange of common stock for our series C convertible preferred stock at a price of $1.94 per common share,

               199,253 shares of common stock were issued upon conversion of shares of our series B preferred stock and were not previously registered, and

               1,742,951 shares were issued in a private placement to a single investor in December 2000 and January 2001.

     . 41,324 shares of common stock are issuable upon exercise of warrants exercisable at $2.75 per share,

     . 45,824 shares of common stock are issuable upon exercise of warrants exercisable at $2.25 per share,

     . 5,173,716 shares of common stock are issuable upon exercise of outstanding warrants issued in connection with the sale of our series C convertible preferred stock at an exercise price of $2.55 per share, and

     . 517,371 shares of common stock are issuable upon exercise of outstanding warrants issued to our placement agent in connection with the sale of our series C convertible preferred stock at an exercise price of $1.94 per share.

(2) This figure assumes that those warrants are exercised without using their cashless exercise feature.

                                  RISK FACTORS

          An investment in our common stock involves many risks. These risks may be substantial and are inherent in the business of Careside. You should carefully consider the following information about these risks, together with the other information in this prospectus, before buying common stock.

          If any of the following risks actually occurs, our business and prospects could be materially adversely affected, the trading price of our common stock or warrants could decline, and you might lose all or part of your investment.

We Have A Limited Operating History By Which To Evaluate Our Business

          We have no history which would demonstrate an ability to generate revenue. Since our inception, we have incurred significant losses. Through December 31, 2000 and September 30, 2001 our accumulated losses have totaled $45.2 million and $55.5 million, respectively. We have generated only a small mount of revenue from product sales and will continue to incur significant additional operating losses until we have sold a sufficient number of our products. Because we have a limited operating history, we have not demonstrated an ability to:

          .    respond to competitive developments;
          .    develop new relationships and maintain existing relationships with suppliers, distributors and potential customers;
          .    attract, retain and motivate qualified employees; and
          .    produce, distribute and market our product.

We May Never Be Profitable

          Even if we are able to generate revenue from sales of our products, we may never be profitable. There are several reasons why this might happen:

          .    We may not be able to reduce our manufacturing costs to levels necessary for profitability.
          .    We may have to lower our prices to remain competitive.
          .    We may experience delays in developing additional tests or product upgrades.
          .    We may experience problems in production, distribution or
               marketing.

          Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

Given Our Limited Operating History And Recurring Losses, We May Be Unable To Continue As A Going Concern.

Since our inception, we have generated minimal revenues, incurred significant losses from operations and accumulated some debt. We anticipate that we will incur additional losses over at least the next year. Our consolidated financial statements for each of the three years in the period ended December 31, 2000 have been prepared assuming that we will continue as a going concern. As indicated in our consolidated financial statements for the year ended December 31, 2000, we incurred a net loss for 2000 of $16,703,485 and used cash for operating activities of $15,661,957. Our accumulated deficit was $45,199,361. Careside's independent accountants have stated in their audit opinion that these factors raise substantial doubt about Careside's ability to continue as a going concern. Further, additional financing will be needed by Careside to fund its operations. If we seek additional debt or equity financing in the future, these factors, including the going-concern language in our independent accountant's audit opinion, might hinder our ability to do so. In the event our operations are not profitable or do not generate sufficient cash to fund our business, there will be substantial doubt about our ability to continue as a going concern.

Unavailability Of Additional Funding May Adversely Affect Our Business

          At September 30, 2001, our principal source of liquidity was approximately $2.3 million in cash and cash equivalents. Our current liquidity and sales revenue expected in 2001 are projected to be sufficient to fund our operating expenses and capital requirements for three to four months. However, certain uncertainties may impact our ability to fund our planned operations and to meet our operating objectives. Our future liquidity and capital funding requirements will depend on numerous factors, including:

          .    the extent to which our products gain market acceptance;
          .    the exercise of outstanding warrants to purchase common stock;
          .    the timing of regulatory actions regarding our products; and
          .    the costs and timing of expansions of sales, marketing and manufacturing activities.

Additional capital may not be available on terms acceptable to us, if it is available at all. If adequate funds are not available, our business, results of operations and financial condition could be materially and adversely affected. We may be required to delay, reduce or eliminate product development programs or to sell our business. We may also have to reduce our planned marketing and sales activities, or license to third parties rights to commercialize our products or technologies. These reductions could, in turn, affect our relationships with our clients and threaten our ability to continue as a going concern.

The Medical Community May Not Accept the Careside System

          The Careside Analyzer and our patented test cartridges, the H-2000 and the Careside Connect are our only products. We will not be able to operate profitably unless these products achieve a significant level of market acceptance. The following factors are the greatest risks to our market acceptance:

We May Fail to Develop the Comprehensive Test Menu Needed to Sell Our Product

          If we are not able to fully develop further tests to complete our proposed comprehensive test menu, customers may not buy our products. One of our major selling points to potential customers will be the breadth of our menu.

   We May Be Unable to Change How Tests Are Ordered

          We may not be able to demonstrate the economic or clinical benefits of the Careside system sufficiently to convince members of the medical community to change the way they order tests. Currently, physicians and hospitals typically order blood tests from central laboratories.

   Managed Care Contracts May Limit Our Market Penetration

          Our ability to sell to healthcare providers may be limited by managed care relationships. Many health maintenance and managed care organizations have exclusive contracts with laboratories that require participating or employed physicians to send patient specimens only to contracted laboratories. Consequently, these physicians may be precluded from using Careside's products unless they obtain a waiver from the relevant health maintenance or managed care organization.

   We May Be Unable to Keep Pace With Changing Technology

          Blood testing technology is evolving. Other companies may develop products in response to technological changes that make our products noncompetitive.

   CLIA May Discourage Healthcare Providers from Using Point-of-Care Testing

          Careside system users will have to be licensed under the Clinical Laboratory Improvement Amendments of 1988. While the Careside system is designed to make licensure easy, CLIA licensing requirements may make healthcare providers reluctant to initiate, continue or expand patient testing using the Careside system.

We May Not Be Able to Further Develop Our Products

          In order for us to expand our test menu, we must complete the development of one of the four types of disposable cartridges. The immunochemistry cartridge has been designed but has not undergone testing. Factors outside our control may delay our proposed development schedule for this cartridge. These factors include:

          .    delays in regulatory clearance
          .    technological difficulties
          .    restrictions on access to proprietary technology of strategic partners, and
          .    changes in the healthcare, regulatory or reimbursement
               environment.

Reductions in Third-Party Reimbursement for Tests May Hurt Our Business

          We believe that decreases in third-party reimbursement amounts for diagnostic tests may reduce the demand for diagnostic tests performed by our products at the point of care. Government authorities, private health insurers and other third-party payers, such as health maintenance organizations, have the power to determine reimbursement amounts paid to test providers for diagnostic tests. Historically, they have decreased these reimbursement amounts more often than they have increased them. While we have no knowledge of any upcoming decreases, the potential for them exists. Providers would earn less revenue from testing if reimbursement rates decrease. Because it may not be profitable enough in light of reimbursement rates, providers could choose to cease or not to start conducting point-of-care testing. This could, in turn, decrease the demand for our products or force us to lower our sales prices. This could lower our revenues.

Our Limited Sales, Marketing and Distribution Experience May Hurt Our Sales

          We may not be able to recruit or retain direct sales and marketing personnel who will successfully implement our marketing strategy. We intend to distribute our products in the United States through our own sales force and domestic distributors, and internationally through distributors. Establishing a sales and marketing capability will require substantial efforts and significant resources.

Ineffectiveness of Third-Party Distributors May Hurt Our Sales

         We will depend on third party distributors to assist us in promoting market acceptance and creating demand for our products. We have granted Fuji Photo Film Co. Ltd. a right of first refusal to distribute the Careside system exclusively in Japan and non-exclusively in some of the other Asian countries. Our existing arrangements to distribute our products worldwide may not be sufficient. We may not be able to maintain these arrangements or enter into additional distribution arrangements. In addition, we have little control over the resources that distributors will devote to the marketing of our products.

Our Contract Manufacturers May Not Adequately Meet Our Future Product Demand

          We will depend upon outside vendors to manufacture most of the Careside system, including the Careside Analyzer and components of the disposable testing cartridges. We have only limited control over third-party manufacturers as to quality control and timing of production and delivery. We cannot be certain that outside manufacturers will be able to provide us with a sufficient number of instruments and cartridge components on a timely basis.

          At present, we depend on UMM Electronics, Inc. for the manufacture and supply of Analyzers and Fuji Photo Film Co., Ltd. for dry film used in our cartridges. Each of those suppliers has contracted to supply to us all of the products we order from them. If we do not negotiate extensions, our contract with UMM will expire in the first quarter of 2004 and our contract with Fuji will expire on December 31, 2003. There are alternative suppliers to UMM and Fuji. However, if we are required to switch manufacturers or suppliers on short notice, the manufacture of our products could be delayed and the supply of our products could be interrupted. This could reduce our revenues.

Our Inability To Forecast Our Dry Film Requirements Could Result in Excess Film Inventory

          Our contract with Fuji requires us to forecast our requirements for dry film on a periodic basis. If we do not accurately forecast our needs, we may end up with too much or too little supply of dry film. Excess film inventory could result in obsolescence since dry film has a limited shelf life. Too little inventory could hurt our ability to meet our customers' orders.

Our Lack Of Manufacturing Experience Could Prevent Us From Meeting Cartridge Demand

          We will be assembling the cartridges at Careside. We limited experience operating manufacturing/assembly business. We will need to assemble significant and increasing quantities of test cartridges on a timely basis, while maintaining strict quality standards. We have converted from manual production of cartridge components and assembly to an automated system to produce cartridge components. We may not be able to achieve and maintain product accuracy and reliability when producing the cartridges in the quantities required, on a timely basis or at an acceptable cost.

Loss Of Our CEO or Other Key Personnel Would Hinder The Success Of Our Business

          The loss of key employees or unsuccessful recruiting efforts will harm us. Competition for qualified and talented individuals with experience in point-of-care testing is intense. Our success depends on our ability to retain the services of Mr. Stoughton, our Chairman of the Board of Directors and Chief Executive Officer. Mr. Stoughton has over 20 years experience as a senior executive of several large hospitals and over four years experience as President of SmithKline Beecham Clinical Laboratories, Inc. We also need to attract additional sales and marketing, research and development, and experienced manufacturing personnel.

Failure To Manage The Expansion Of Our Operations May Hurt Our Business

          We will need to expand our operations if we are successful in achieving market acceptance for the Careside system. This expansion will result in additional responsibilities for management and place significant demand upon our management, our operating and financial systems and our resources. To accommodate this growth and to compete effectively, we will need to implement and improve our internal operating systems and controls, and to hire and train additional personnel. Failure to do so may impede our success.

Our Competitors Have Advantages Over Us

          Our business may fail because our market is highly competitive. Our primary competitors are large diagnostic device manufacturers, commercial and hospital laboratories and other point-of-care device manufacturers. The large device manufacturers and commercial and hospital laboratories have significant marketing, manufacturing, financial and managerial resources, and have substantially greater research and development capabilities than we do. We expect that manufacturers of conventional blood testing products used in centralized laboratories will compete intensely with us to maintain their market share. Commercial and hospital laboratories may try to influence providers against the Careside system to protect their revenue. Other point-of-care companies have already sold their product in the marketplace. We anticipate competition from these manufacturers in discrete testing areas such as critical care testing. Many of these companies offer tests that will cost less than the Careside system and so may be attractive to some of our customers.

Failure To Protect Our Proprietary Technology May Hurt Our Business

          The success of our business will depend on our ability to protect our proprietary technology. Our business may fail if we are not able to do so.

         We currently have five U.S. patents granted on our cartridge technology, one U.S. design patent covering the Careside Analyzer and one patent held jointly with International Technidyne Inc. that covers a coagulation reagent that was co-discovered . As we develop new technology, we may file additional patents in the future. International patent appications have also been filed. We cannot be certain that international patent applications will be granted or that our patents will withstand any challenges by third parties. Factors impacting our proprietary technology, which may ultimately impact our success, include:

   Our Technology May Infringe on the Proprietary Rights of Third Parties

          Universities and government laboratories, physicians and other corporations are conducting substantial research in point-of-care diagnostic blood testing technology. Given the nature of our industry, it is possible that patent applications have been filed by others, and patents may be issued to them, relating to specific diagnostic products and processes. Patent applications in the U.S. are secret until the patent is issued. We cannot know whether competing applications have been filed. A prior conflicting patent application would detract from the value of our patents. In addition, if we use technologies, products or processes covered by patent applications filed by others, or by patents issued to others, we may have to obtain licenses. We may not be able to obtain such licenses on reasonable terms, or at all.

   We May Be Unable to Build Brand Loyalty Because Our Trademarks and Trade Names May Not Be Protected

          Our registered or unregistered trademarks or trade names may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short term and long term marketing strategies.

   Our Trade Secrets May Be Disclosed

          We also rely on unpatented trade secrets to protect our proprietary technology. We attempt to protect our proprietary technology through an employee handbook and agreements with our executive officers. Our employees have not signed confidentiality agreements. The confidentiality provisions in the handbook and executives' agreements may not be enforceable under applicable law. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

   Our Proprietary Rights May Fail to Protect Our Business

          We may have to resort to litigation to protect or defend our rights. This could result in substantial costs and the diversion of management's attention. If we lost any such litigation, we could lose our competitive position, be required to obtain licenses from third parties or be prevented from manufacturing, selling or using certain of our products.

   We Do Not Own All Necessary Intellectual Property

          The film in all of our test cartridges and the electrochemistry slide in our electrochemistry test cartridge is manufactured by and is based on patents owned by Fuji Photo Film Co., Ltd. Fuji may terminate its contract with us upon one year's notice if it discontinues manufacturing and marketing this film. It also may terminate the contract if we become bankrupt or insolvent or if we transfer significant assets to a third party, if there is a material change in control of us, or if we breach the agreement and the breach is not cured within thirty days. If our access to these Fuji products terminated, we would have to use other products that would be based on alternative technology. We would not be able to utilize Fuji's patents to manufacture our own film and electrochemistry slide because we do not have a perpetual license to Fuji's patents if Fuji terminates its contract with us. We believe that such other products do exist, but we cannot be sure that we would be able to achieve access to any such technology on a timely basis. Conversion to the alternative technology could not start until we achieve access to the alternative technology. If we have to use products based on alternative technology, we may have to modify our product to accommodate this new technology. This could cause substantial delay and cost. If alternative technology is unavailable, we would have to change our testing methodologies. This could also cause substantial delay and cost. We presently have no indication that our access to the Fuji products is threatened and we believe that there is only a small risk that we would be denied access to alternative technologies.

Extensive Government Regulation May Increase Our Expenses and Cause Delays In Our Product Commercialization

          Our products are medical devices subject to extensive regulation by the FDA, similar agencies in other countries, and to a lesser extent, by state regulatory authorities. The following are the greatest regulatory risks we face:

  We May Incur Substantial Expenses to Comply With Good Manufacturing Practices
  (GMP) and Other Manufacturing Regulations

          Our manufacturing facilities and processes will be required to comply with strict federal regulations, including Good Manufacturing Practices, or GMP, and quality system requirements, regarding validation and quality of manufacturing. We have limited experience in complying with regulations governing our products and manufacturing facilities. We must devote substantial resources and management attention to monitoring and maintaining compliance with governmental regulations. If we, or our manufacturing partners, violate applicable regulations, we may be sanctioned and our production or distribution may be suspended. In addition, the FDA may withdraw the approval or clearance to market of any of our products.

  We May Need to Apply for Additional FDA Pre-Market Clearances if We Significantly Modify Our Products or Add to Our Test Menu, Which May Result in Rejections or Delays

          We are continuously subject to FDA regulations regarding laboratory and clinical testing. When we seek to improve our product and add additional tests to our test menu, we may be required to submit new applications for pre-market clearance. We cannot be certain that we will be able to obtain all necessary approvals for product improvements or additional tests on a timely basis, or at all. Such delays or rejections could adversely affect our business.

The Issuance Of Significant Number Of Shares That Are Eligible For Future Sale Could Lower Our Market Price

     We have a significant amount of common stock that could enter the public market in the future. The public resale of these shares could have a depressive effect on the market price of our common stock.

     The following are the shares that may be issued in the future:

     . 2,000,000 common shares issuable upon exercise of our outstanding public warrants will become available for resale in the public market upon issuance;

     . 1,461,779 common shares issuable upon exercise of our outstanding options or options that we may grant in the future under our current stock option plans, or pursuant to our employee stock purchase plan, will become available for resale in the public market upon issuance; and

     . 11,471,788 common shares issuable upon exercise of outstanding warrants that are not publicly traded will become available for resale in the public market upon issuance

A Large Percentage Increase In Our Publicly Traded Common Stock May Lower The Market Price of Our Common Stock

     Since our initial public offering on June 16, 1999, we have issued common stock and committed to issue common stock through warrants and options which we have issued and through our Series A preferred stock which we may become obligated to issue in the future. On a fully diluted basis, we have increased our outstanding common stock since our initial public offering by 163%.

     In this prospectus, we have registered the resale of 7,115,920 of our total outstanding shares of common stock, which represents 42.1% of the number of our publicly tradable shares after this registration. Also, we have outstanding options and warrants that are exercisable into approximately 14,498,488 shares of common stock, some of which are registered in this registration statement and some of which have been previously registered. The issuance of these shares would result in a 85.9% increase in our outstanding common stock. The large percentage increases in our outstanding and registered common stock could have a depressive effect on the market price of our common stock.

Holders Of Our Common Stock May Be Materially Diluted By The Exercise Of Outstanding Warrants Issued in Connection With Our Series B and Series C Preferred Stock

     3,978,330 additional shares of our common stock may be issued upon the exercise of the callable common warrant issued in 2000 to the purchaser of our series B preferred stock. The exercise price of this warrant can be 95% of a two day average market price of our common stock. The issuance of these warrant shares at such price may have a depressive effect of the market price of our common stock.

     5,691,087 shares of our common stock may be issued upon the exercise of warrants issued in 2001 in connection with the sale of our series C preferred stock. The exercise price of these warrants is $2.55 for 5,173,716 of these shares and $1.94 for the remaining 517,371 shares. Issuance of these shares at an exercise price that is less than the market price of our common stock at that time, may have a depressive effect of the market price of our common stock.

Control Of Careside By Our Management And Principal Stockholders Could Conflict With Other Stockholders' Interests

     The interests of our directors and executive officers, and our principal stockholders could conflict with the interests of other Careside stockholders. As of the date of this prospectus, our directors and executive officers, together with the principal stockholders of Careside, beneficially own or control approximately 49.4% of our common stock. This percentage takes into account the effect of options and warrants. Accordingly, these stockholders may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, certain amendments to our charter and bylaws, and the approval of significant corporate transactions such as a merger or a sale of our assets. This influence could have the effect of delaying, deferring or preventing a change in control of Careside.

Future Issuances Of Preferred Stock May Dilute Rights Of Common Stockholders

     Because of our liquidity needs, we have issued in the past three different series of preferred stock. Each such series of preferred stock has had superior rights to our common stock. The conversion of each series of preferred stock into our common stock may have caused or may in the future cause dilution to our stockholders. Currently, no shares of preferred stock are outstanding. We are obligated to issue shares of series A preferred stock if the remaining $2 million of our bridge financing with S.R. One, Ltd. originally entered into in December 1998 is converted. Given our liquidity position, we may have to seek additional capital in the future as we have done in the past. Our Board of Directors has the authority to issue up to 4,836,117 additional shares of preferred stock in the future and to determine the price, privileges and other terms of such shares. The Board may exercise this authority without the approval of the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Specifically, our series A preferred stock is preferred over common stock in dividends and has a liquidation preference over common stock. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire control of Careside.

Delaware Law, Charter And Our By-laws May Delay Or Prevent Someone From Acquiring Us

     We will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a third party or a significant stockholder from acquiring control of us. In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to us. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

     In addition, our charter and by-laws contain anti-takeover protections that may have the effect of lowering the market price of our stock because they may discourage, delay or prevent a merger, tender offer or proxy contest involving us. Specifically, our charter and bylaws contain the following anti-takeover protections:

     . the fact that we have a board of directors that it is divided into three classes of directors may have the effect of deterring or delaying any attempt by any group to obtain control of us by a proxy contest. A stockholder would be required to have its nominees elected at two separate annual meetings in order to elect a majority of the members of the board of directors;

     . we may issue up to 4,836,117 shares of preferred stock that has whatever rights, privileges and preferences our Board of Directors determines. The issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock;

     . our charter requires that stockholder action be taken at meetings and not by written consent and that special meetings of stockholders may only be called by a majority of our board of directors, our chairman or our chief executive officer;

     . our charter provides that directors can be removes from the Board only for cause and only with the affirmative vote of holders of 80% or more of our outstanding voting shares

     . our charter requires holders of 75%, and in some cases 80%, of our outstanding shares to approve any amendment to our charter;

          . stockholders must follow the advance notice procedures set forth in our bylaws to nominate a person for director or submit proposals to our Board of Directors; and

          . our Board of Directors has broad discretion under our bylaws to determine the number of directors that will constitute our Board and to fill vacancies on the Board, including those created by increasing the number of directors.

The Market Prices Of Shares Of Common Stock And Warrants May Be Volatile

     The market prices of shares of common stock and warrants may be highly volatile. This means our stock prices may fluctuate significantly depending on many factors, including:

     . the success of our new products or new products introduced by our competitors,

     .    developments with respect to our patents and other proprietary rights,

     . our ability to meet sales and earnings expectations of securities analysts,

     .    our need to raise financing through the sale of our equity, and

     .    changes in general market conditions.

Our Total Assets Include Significant Intangible Assets And The Write-Off Of A Significant Portion Of Unamortized Intangible Assets Would Negatively Affect Our Results Of Operations

     Our total assets reflect significant intangible assets. As of September 30, 2001, we had approximately $1.8 million of net intangible assets representing 15.2% of our total assets and 28.5% of our stockholders' equity. Intangible assets consist of goodwill associated with our acquisition of Texas Instrument Laboratories, Inc., representing the excess of the purchase price and related costs over the value assigned to the tangible assets we acquired in that acquisition. Periodically, we assess whether there has been an impairment in the value of our goodwill. Beginning January 1, 2002, we will account for our intangible assets under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this standard we will no longer amortize our goodwill, but we will continue to periodically assess it for impairment by comparing the carrying value to the estimated fair value. If the estimated fair value is less than the carrying value, the goodwill will be considered impaired and the impairment losses will be reported as an operating expense in current results of operations. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization. As of September 30 2001, we have determined that no impairment existed.

The Terms Of Some Of Our Securities May Encourage Short-Selling Of Our Common Stock Which Could Depress The Market Price Of Our Common Stock

     Until the warrants issued in 2000 in connection with our series B convertible preferred stock are exercised, there may be increased risk of short-selling of our common stock, which could have a depressive effect on the market price of our common stock. The holder of this warrant can exercise on its own initiative at $14 per share. Or, we can call this warrant in which case the exercise price is 95% of the two day average trading price prior to the call. If we call the warrant, then, by short-selling our common stock, the warrant holder could depress the market price of our common stock, enabling the holder to acquire shares upon any subsequent call of these warrants at a lower price.

     A short-sale is the sale of a security that the seller does not own or that the seller owns but does not deliver. In order to deliver the security to the purchaser, the short-seller will borrow the security, typically from a broker-dealer or an institutional investor. The short-seller later closes out the position by returning the security to the lender, typically by purchasing equivalent securities on the open market. In general, short-selling is utilized to profit from an expected downward price movement, or to hedge the risk of a long position in the same security or in a related security. Although short-selling serves useful market purposes, it also may be used as a tool for manipulation. Further, short-selling can increase stock price volatility.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus discuss future events and developments, including our ability to generate revenue, income and cash flows, or state other "forward-looking" information. We generally identify these forward-looking statements by using the words "anticipate," "believe," "estimate," "expect," and similar expressions. These statements include, but are not limited to, information about our cash available to fund our future operations, future enhancements to our products, growth of the in vitro testing and point-of-care testing markets, completion of the immunochemistry tests cartridge, and the planned addition of further tests to our menu. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. Important factors that may cause actual results to differ include those set forth under "Risk Factors" beginning on page 5.

     We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders pursuant to this prospectus. However, we may receive up to approximately $14.4 million from the exercise of warrants with underlying common stock registered hereunder. This figure assumes that those warrants are exercised without using their cashless exercise feature. There is no guarantee that any warrants will be exercised or that we will receive any proceeds. The proceeds, if any, would be used for working capital purposes.

                                    DILUTION

     The selling security holders listed in this prospectus may offer and sell shares of our common stock for their own account. We will not receive any proceeds from any such sales.

     Our net tangible book value as of September 30, 2001 was approximately $4,529,000, or $0.39 per share of common stock. As the shares of common stock being registered in this prospectus had already been issued in a private transaction, there is no additional dilution to the net tangible book value per share of common stock as a result of sales of shares registered in this registration statement.

                            SELLING SECURITY HOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of September 30, 2001 by each of the selling security holders. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to the shares of common stock, except to the extent authority is shared by spouses under applicable law.

     The information included below is based upon information provided by the selling security holders and by our transfer agent. Because the selling security holders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling security holders after such offering can be provided. In the following table, column (A) shows all shares beneficially held by the holder at September 30, 2001, and column (B) has been prepared on the assumption that all shares of common stock registered under this prospectus will be sold.


                                                            (A)                                                   (B)
                                                       Common Stock                                        Common Stock To Be
                                                  Beneficially Owned Prior                          Beneficially Owned If All Shares
                                                   to September 30, 2001                              Registered Hereunder Are Sold
                                           --------------------------------------                       --------------------------
                                                           Shares                      Shares That
                                                         Underlying                       May Be
                 Name                       Shares/(1)/   Warrants     Percent/(2)/ Offered Hereunder     Shares       Percent/(2)/
                 ----                       ---------     --------     ----------   -----------------     ------       -----------
Abood, Thomas J./(3)/ ....................            0       78,440        *             78,440               0            *
Abrahams, Louise H./(4)/ .................       25,774       25,774        *             51,548               0            *
Abrahams, Richard L. /(5)/ ...............       46,393       46,393        *             92,786               0            *
Abrahams, Richard L. & Louise L.,
Trustees for the Richard and Louise
Abrahams Charitable Trust ................       12,887       12,887        *             25,774               0            *
Allison, Robert G. .......................       38,660       38,660        *             77,320               0            *
Anderson, Leonard ........................       12,887       12,887        *             25,774               0            *
Anderson, Mary C. ........................       31,000       31,000        *             62,000               0            *
Asphalt Green, Inc./(6)/ .................       27,720       21,000        *             42,000           6,720            *
Bear Stearns as Custodian for Bruce
Hendry, IRA ..............................      257,732      257,732      3.0%           515,464               0            *
Bear Stearns as Custodian for
Demetre M. Nicoloff, IRA .................       12,887       12,887        *             25,774               0            *
Bear Stearns as Custodian for Jerry
A. Kuny, IRA .............................       12,887       12,877        *             25,774               0            *
Bear Stearns as Custodian for
Michael D. Lensing .......................       12,887       12,887        *             25,774               0            *
Bear Stearns as Custodian for Steven
D. McWhirter, IRA/(7)/ ...................       12,887       12,887        *             25,774               0            *
Benenson, Paul A. ........................       12,887       12,887        *             25,774               0            *
Bergren, Gary A. .........................       15,464       15,464        *             30,928               0            *
Bigley, Robert ...........................       12,887       12,887        *             25,774               0            *
Brattain, Donald R. ......................       51,546       51,546        *            103,092               0            *
Campbell, Craig L. .......................       15,464       15,464        *             30,928               0            *
Castle Creek Health Care Partners ........
LLC/(8)/ .................................      386,598      386,598      4.4%           773,196               0            *
CCL Fund, LLC/(9)/ .......................      128,866      128,866      1.5%           257,732               0            *
Cheney, Steven ...........................       38,660       38,660        *             77,320               0            *
City of Stamford Firemen's Pension .......
Fund/(6)/ ................................       84,080       46,000        *             92,000          38,080            *

                                                           (A)                                                   (B)
                                                       Common Stock                                        Common Stock To Be
                                                  Beneficially Owned Prior                          Beneficially Owned If All Shares
                                                   to September 30, 2001                              Registered Hereunder Are Sold
                                           --------------------------------------                       --------------------------
                                                           Shares                      Shares That
                                                         Underlying                       May Be
                 Name                      Shares/(1)/   Warrants     Percent/(2)/ Offered Hereunder     Shares        Percent/(2)/
                 ----                      ---------     --------     ----------   -----------------     ------        -----------
Crestview Capital Fund,
LP/(10)/ ...............................    257,750         257,750       3.0%            515,500              0               *
Dean Witter Foundation/(6)/ ............     52,000          52,000                       104,000
Digges, Sasha L. and Mary Catherine
Knott Digges ...........................     51,546          51,546         *             103,092              0               *
Dolan, Michael T./(3)/ .................          0           1,804         *               1,804
Dolphin Offshore Partners L.P./(11)/....    270,041         206,186       2.4%            412,372         63,855               *
Dougherty Funding LLC /(12)/ ...........    219,072         219,072                       438,144              0
Dougherty, Michael E./(7)/ .............          0          78,441         *              78,441              0               *
DRL Partners/(13)/ .....................     12,887          12,887         *              25,774              0               *
Elsholtz, Robert W. ....................     12,887          12,887         *              25,774              0               *
Felling, Anthony/(3)/ ..................          0          19,407         *              19,407              0               *
Frantz, William T. .....................    192,721         128,866       1.5%            257,732         63,855               *
Friedli, Peter/(14) (15)/ ..............  2,116,472/(16)/   130,122/(17/  9.8%          1,830,099        416,495             2.4%
Frommelt, Jeffrey J. ...................     19,330          19,330         *              38,660              0               *
Frommelt, Roger H. .....................      6,443           6,443         *              12,886              0               *
Gonyea, Dennis A. ......................     15,464          15,464         *              30,928              0               *
Hajas, Peter ...........................    360,825         360,825       4.2%            721,650              0               *
Harstad, Glen ..........................     12,887          12,887         *              25,774              0               *
Heidecker, Stephen C. ..................     12,887          12,887         *              25,774              0               *
Hoel, Dorothy J. .......................     15,464          15,464         *              30,928              0               *
Horick, Jessica S./(18)/ ...............          0           7,895                         7,895
Horick, Jonathan P./(3)/ ...............      4,750          93,000         *              93,000          4,750               *
Hunt, Helen ............................     34,000          34,000         *              68,000              0               *
Johnson, Raymond R. ....................     15,464          15,464         *              30,928              0               *
Kelly, Eugene V. .......................     73,975          51,546         *             103,092         22,429
Kessler Family Ltd. Partnership/(19)/...    128,866         128,866       1.5%            257,732              0               *
Kessler, Irvin R. ......................    386,598         386,598       4.4%            773,196              0               *
King, Russell S./(3)/ ..................          0           7,000         *               7,000              0               *
Knopick, Alexander .....................          0           5,291         *               5,291              0               *
Knott, William H. ......................     29,381          29,381         *              58,762              0               *
Kohler, Gary ...........................     51,546          51,546         *             103,092              0               *
Kozberg, Mark/(3)/ .....................          0           9,278         *               9,278              0               *
Kraut, Gerald/(7)/ .....................          0          78,441         *              78,441              0               *
L & Co., LLC/(20)/ .....................     51,546          51,546         *             103,092              0               *
Laube, James and Judith ................     12,887          12,887         *              25,774              0               *
Lentz, Richard D. ......................     12,887          12,887         *              25,774              0               *
Lindberg, Aaron A./(3)/ ................          0           5,000         *               5,000
Lineberger, James E. ...................    192,366         103,093       1.7%            206,186         89,273               *
Lloyd, Maria C. ........................     64,433          64,433         *             128,866              0               *
Marshman, Edward N., trustee u/a
dtd 9/15/88 FBO Edward N.
Marshman Trust .........................     45,773          25,773         *              51,546         20,000               *
Marshman, Homer H., Jr. ................     12,887          12,887         *              25,774              0               *
Mason, Stuart H./(3)/ ..................     12,887          37,887         *              50,774              0               *

                                                           (A)                                                        (B)
                                                                                                               Common Stock To Be
                                                       Common Stock                                         Beneficially Owned If
                                                   Beneficially Owned Prior                                 All Shares Registered
                                                    to September 30, 2001                                   Hereunder Are Sold
                                          ------------------------------------------                      --------------------------
                                                            Shares                       Shares That
                                                         Underlying                        May Be
          Name                            Shares/(1)/       Warrants    Percent/(2)/  Offered Hereunder     Shares    Percent/(2)/
          ----                            -----------       --------    ------------  -----------------     ------    ------------
McWhirter, Steven D./(7)(21)/..........        25,774        120,511         *              146,285              0         *
Meehan Foundation/(6)/ ................        23,000         23,000         *               46,000              0         *
Milroy, Callista F., as TTEE under
the Trust Agreement dated 10/15/99
for Callista Milroy ...................        14,887         12,887         *               25,774          2,000         *
Mitchell, Timothy/(3)/ ................             0          7,353         *                7,353              0         *
Nicoloff, Demetre M./(22)/ ............        25,774         25,774         *               51,548              0         *
OTATO Limited Partnership/(23)/ .......       103,093        103,093       1.2%             206,186              0         *
Paine Webber as Custodian FBO Demetre
M. Nicoloff, IRA ......................        12,887         12,887         *               25,774              0         *
Paymar, Robert H./(3)/ ................             0            887         *                  887
Perkins, Daniel S. and Patrice M.,
JTWROS ................................        40,000         40,000         *               80,000              0         *
Peterson, Mark/(3)/ ...................         2,500            902         *                  902          2,500         *
Pint, Michael .........................        25,773         25,773         *               51,546                        *
Pint, Steve ...........................        25,773         25,773         *               51,546              0         *
Potter, James/(3)/ ....................             0            838         *                  838              0         *
Potter, John T. .......................        12,887         12,887         *               25,774              0         *
Potter, Susan Noel/(18)/ ..............             0            837                            837              0
Public Employee Retirement System of
Idaho/(6)/ ............................       572,160        412,000       4.6%             824,000        160,160         *
Redleaf, Andrew J. ....................        51,546         51,546         *              103,092              0         *
RLA 1993 Trust/(13)/ ..................        33,506         33,506         *               67,012              0         *
Roycap, Inc./(14) (24)/ ...............       793,776      4,003,330      23.0%(25)         199,253      4,597,853      22.0%
Sexton, William D. ....................        51,546         51,546         *              103,092              0         *
Shapiro, Lawrence B. ..................        25,773         25,773         *               51,546              0         *
Snyder, Hans/(3)/ .....................         2,000            902         *                  902          2,000         *
Spinner, G. James/(3)/ ................        17,887         14,305         *               27,192          5,000         *
Stovern, Lori .........................        25,773         25,773         *               51,546              0         *
Strickland, Scott E. and Mary T.,
JTWROS ................................        12,887         12,887         *               25,774              0         *
The Peregrine Equity Fund, LLP/(26)/           25,773         25,773         *               51,546              0         *
Theeuwes Family Trust, Felix Theeuwes
Trustee ...............................        26,000         26,000         *               52,000              0         *
Thomssen, Robert ......................        50,000         50,000         *              100,000              0         *
UBS Piper Jaffray as Custodian FBO
Bradley A. Erickson, IRA ..............        15,464         15,464         *               30,928              0         *
UBS Piper Jaffray as Custodian FBO
Richard C. Perkins, IRA ...............        33,505         33,505         *               67,010              0         *
UBS - Piper Jaffray as Custodian FBO
James G. Peters, IRA ..................        20,000         20,000         *               40,000              0         *
UBS Piper Jaffray as Custodian FBO
David H. Potter, IRA ..................        25,000         25,000         *               50,000              0         *
Weinand, Shawn P. .....................        15,464         15,464         *               30,928              0         *
Westrum, David M. .....................        25,773         25,773         *               51,546              0         *
Williams, Bradley D./(3)/ .............             0            500         *                  500              0         *

                                                           (A)                                                     (B)
                                                                                                              Common Stock To Be
                                                       Common Stock                                        Beneficially Owned If
                                                 Beneficially Owned Prior                                  All Shares Registered
                                                  to September 30, 2001                                    Hereunder Are Sold
                                               -------------------------------------                      --------------------------
                                                            Shares                      Shares That
                                                           Underlying                      May Be
           Name                            Shares/(1)/      Warrants    Percent/(2)/  Offered Hereunder   Shares    Percent/(2)/
         ----                              ----------       --------    ------------  -----------------   -------   ------------
Wilmington Trust Company, Trustee u/a
dtd 1/21/27 with Philip F. duPont for
Jane duPont Lunger ......................     412,371         412,371      4.7%            824,742            0          *
Wolfson Investment Partners LP/(6)/ .....      52,000          52,000        *             104,000        1,320          *
Zesiger, Barrie Ramsay ..................      52,000          52,000        *             104,000            0          *


     * Represents less than 1% of our outstanding shares of common stock.

     (1) All shares owned by the selling security holder reflect shares issued to convert shares of our series C convertible preferred stock into common stock through an exchange of common stock for our series C convertible preferred stock at a price of $1.94 per common share, except where indicated separately by footnote.

     (2) The percentage of ownership of outstanding common stock in Columns (A) and (B) above before and after the sale of shares registered hereunder is based on the fully diluted number of shares of common stock outstanding assuming the exercise of all warrants and options held by the selling security holder where the underlying common stock is registered hereunder.

     (3) The selling security holder is an employee or former employee of Dougherty & Company, LLC, the placement agent in our private placement of series C preferred stock, that has represented to us that he, she or it received the securities registered in this registration statement in the ordinary course of business and, at the time of receipt of those securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
     (4) Includes 12,887 shares of common stock and warrants to purchase 12,887 shares of common stock held by the Richard and Louise Abrahams Charitable Trust.
     (5) Includes 12,887 shares of common stock and warrants to purchase 12,887 shares of common stock held by the Richard and Louise Abrahams Charitable Trust and 33,506 shares of common stock and warrants to purchase 33,506 shares of common stock held by the RLA 1993 Trust.
     (6) Voting control and investment power over the shares is held by Zesiger Capital Group LLC, an investment advisory firm. Voting control and investment power of Zesiger Capital Group LLC is exercised by or at the direction of any of its managing members. The managing members of Zesiger Capital Group LLC are Albert L. Zesiger, Barrie R. Zesiger, Lisa W. Hess, James F. Cleary and John J. Kayola.**
     (7) The selling security holder is a principal of Dougherty & Company, LLC, the placement agent in the private placement of series C preferred stock. The selling security holder purchased the securities registered in this registration statement in the ordinary course of business and at the time of purchase of those securities had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
     (8) Voting control and investment power over the shares is held by Daniel Asher.**
     (9) Voting control and investment power over the shares is held by Daniel Asher and Nathan Fischel.**
     (10) Voting control and investment power over the shares is held by Stewart Flink and Gary Elkins.**
     (11) Voting control and investment power over the shares is held by Peter E. Salas.**

     (12) The selling security holder is an affiliate of the placement agent for our Series C preferred stock private placement and has represented to us that it received the securities registered in this registration statement in the ordinary course of business and, at the time of receipt of those securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Voting control and investment power over the shares is held by Gerald Kraut.

     (13) Voting control and investment power over the shares is held by Richard
          L. Abrahams.**

     (14) The selling security holder beneficially owns greater than 5% of our common stock.

     (15) The selling security holder holds the shares registered on this registration statement in two entities under his common control -- Pine, Inc. and Venturetec, Inc. BVI. Voting control and investment power over these shares is held by Mr. Friedli.

     (16) Includes:

          . 196,472 shares of common stock held in the name of Pine, Inc. and registered on this registration statement;
          .    1,546,479 shares of common stock held in the name of Venturetec,
               Inc. BVI and registered on this registration statement; and
          .    373,521 shares of common stock held in the name of Venturetec and not registered on this registration statement.

     (17) Includes:

          . warrants to purchase 87,148 shares of common stock held in the name of Pine, Inc. and registered on this registration statement;
          . warrants to purchase 9,320 shares of common stock held under the name Pine, Inc. and not registered on this registration statement; and
          . warrants to purchase 33,654 shares of common stock held in the name of Venturetec, Inc. BVI and not registered on this registration statement.

     (18) The selling security holder is a member of the immediate family of an employee of Dougherty & Company, LLC.

     (19) Voting control and investment power over the shares is held by Irvin
          R. Kessler.**

     (20) Voting control and investment power over the shares is held by James
          E. Lineberger and James E. Lineberger, Jr.**

     (21) Includes 12,887 shares of common stock and warrants to purchase 12,887 shares of common stock held by Bear Stearns as Custodian for Steven D. McWhirter, IRA.

     (22) Includes 12,887 shares of common stock and warrants to purchase 12,887 shares of common stock held by Bear Stearns as Custodian for Demetre
          M. Nicoloff, IRA and 12,887 shares of common stock and warrants to purchase 12,887 shares of common stock held by Paine Weber as Custodian FBO Demetre M. Nicoloff, IRA.

     (23) Voting control and investment power over the shares is held by Ira Leventhal and Kevin Heneghan.**

     (24) Voting control and investment power over the shares is held by Mark Shoom.**

     (25) Includes 3,978,330 shares issuable upon exercise of our common callable warrant.

     (26) The Peregine Fund, L.P. is controlled by Pepper Hamilton LLP, counsel to the Company. Voting control and investment power over the shares is held by a management committee comprised of James L. Murray, Barry M. Abelson, Robert L. Hickok, Gilberto M. Villacorta and Michael B. Staebler.

**   Based solely on information provided to us by the selling security holder.

                          CARESIDE'S CAPITAL STRUCTURE

     As of the effective date of this registration statement, we had 16,885,952 shares of common stock outstanding. The following table shows the eligibility of these shares for public sale:

--------------------------------------------------------------------------------
# of Shares          Eligibility for Public Resale
-----------          -----------------------------
Outstanding
-----------
--------------------------------------------------------------------------------
11,801,612           registered and freely tradable without restrictions or
                     further registration under the Securities Act

--------------------------------------------------------------------------------
  5,084,340          may be sold into the public market under Rule 144
                     currently, without registration under the Securities Act

--------------------------------------------------------------------------------

The following table shows the shares of common stock that we may issue in the future and when we may issue them:

--------------------------------------------------------------------------------
# of Shares Issuable in the       When Issuable
---------------------------       -------------
Future
------
--------------------------------------------------------------------------------
  1,026,701                       issuable upon exercise of outstanding options

--------------------------------------------------------------------------------
  2,000,000                       issuable upon exercise of our publicly traded
                                  warrants
--------------------------------------------------------------------------------
 11,471,787                       issuable upon exercise of outstanding warrants
                                  that are not publicly traded
--------------------------------------------------------------------------------
    422,341                       issuable upon exercise of options that we may
                                  grant under our current stock option plans or pursuant to our employee stock purchase plan

--------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

     We are registering the common stock covered by this prospectus for selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, pledgees, transferees or others who may later hold the selling stockholders' shares of common stock registered herein. We will pay the costs, expenses and fees in connection with registering the common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses attributable to the sale of common stock.

     The selling stockholders may sell the common stock from time to time in one or more types of transactions (which may include block transactions), on the American Stock Exchange, in negotiated transactions, through put or call option transactions relating to the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

     The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     If a selling stockholder notifies us that they have entered into or will enter into any material arrangement with a broker or dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, as soon as practicable, but in no event later than two business days after the arrangement has been entered into. This supplement will disclose:

     . the name of each such selling stockholder and of the participating brokers or dealers;

     .    the number of shares of common stock involved;

     .    the price at which such shares were or will be sold;

     . the commissions paid or to be paid or discounts or concessions allowed or to be allowed to such brokers or dealers, where applicable;

     . if applicable, that such brokers or dealers did not and will not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     .    other facts material to the transaction.

     In addition, if a selling stockholder notifies us that a donee, pledgee or other transferee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Pepper Hamilton LLP.

                                     EXPERTS

     The December 31, 2000 financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

                       WHERE YOU CAN GET MORE INFORMATION

     Our fiscal year ends on December 31. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). You may read and copy any reports, statements or other information on file at the SEC's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Our SEC filings are also available to the public at the SEC Internet site at http://www.sec.gov.

     We have filed a registration statement on Form S-3 with the SEC. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted. You should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document relating to us, such references are not necessarily complete. You should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Careside with the Commission are incorporated in this prospectus by reference:

     . Careside's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 29, 2001 and Amendment No. 1 thereto on Form 10-K/A filed on July 27, 2001 and Amendment No. 2 on Form 10-K/A filed on September 13, 2001.

     . Careside's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001 and Amendment No. 1 thereto on Form 10-Q/A filed on July 27, 2001.

     . Careside's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001.

     . Careside's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 14, 2001.

     . Careside's Registration Statement on Form 8-A filed on May 28, 1999 describing the terms, rights and provisions applicable to the common stock, including any amendments or reports filed for the purpose of updating such description.

     . In addition, all documents subsequently filed by Careside pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing.

     All financial statements included in the above-referenced filings should be read in conjunction with the Risk Factors section of this prospectus.

     Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     You may also request a copy of these filings, at no cost, by writing or telephoning James R. Koch at Careside at the following address:

                  Careside, Inc.
                  6100 Bristol Parkway
                  Culver City, California 90230
                  Telephone: (310) 338-6767

================================================================================


                                      LOGO

                        12,894,155 Shares of common stock

                                   ----------
                                   PROSPECTUS
                                   ----------






                                December 5, 2001


================================================================================


     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of its date.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The following table sets forth an itemization of all estimated expenses, in connection with sale of the securities being registered payable by Careside:

     Nature of Expense                                                Amount
     -----------------                                                ------


     SEC Registration Fee .........................................   $ 8,744.08

     Printing and engraving fees ..................................   $        0

     Registrant's counsel fees and expenses .......................   $   10,000

     Accounting fees and expenses .................................   $    5,000

     Miscellaneous ................................................   $    5,000
                                                                      ----------

        TOTAL .....................................................   $28,744.08

Item 15.  Indemnification of Directors and Officers.

   Our Amended and Restated Certificate of Incorporation (the "Charter") provides that we shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the Delaware General Corporation Law ("DGCL"), as amended from time to time, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Any expenses, including attorneys' fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, such be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the aforementioned indemnification provisions, we may, at the discretion of our Chief Executive Officer, enter into indemnification agreements with directors or officers.

   Section 145 of the DGCL provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as such court shall deem proper.

   The Charter contains a provision to limit the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended. In addition, the Amended and Restated By-Laws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by us or in our right, by reason of the fact that he is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   As permitted by the DGCL, the Charter provides that, subject to certain limited exceptions, none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends on or redemption or repurchase of our capital stock or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to limit our ability and our stockholders' ability through stockholder derivative suits on our behalf, to recover monetary damages against a director for the breach of certain fiduciary duties as a director, including breaches resulting from grossly negligent conduct. In addition, the Charter and Amended and Restated By-Laws provide that we shall, to the fullest extent permitted by the DGCL, indemnify all of our directors and officers and that we may, to the extent permitted by the DGCL, indemnify our employees and agents.

Item 16.  Exhibits

Exhibit No.   Description
-----------   -----------

4.1           Certificate of Designations of Series C Convertible Preferred
              Stock.*

4.2 Form of Securities Purchase and Subscription Agreement dated as of March 29, 2001 by and between Careside, Inc. and Purchasers.*

4.3 Form of Warrant Agreement dated as of March 29, 2001 executed by Careside, Inc. and addressed to Purchasers (including Warrant Certificates).*

5.1           Opinion of Pepper Hamilton LLP

23.1          Consent of Arthur Andersen LLP

* Incorporated herein by reference to Careside's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 filed on May 15, 2001 (SEC File Number 001-15051).

Item 17.  Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (3) To include additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for purposes of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     In addition, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Culver City, California, on this 5th day of December, 2001.



                                           CARESIDE, INC.

                                       By: /s/ W. Vickery Stoughton
                                           ------------------------
                                           W. Vickery Stoughton
                                           Chairman of the Board of Directors
                                           and Chief Executive Officer

                                POWER OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


       Signatures                                      Title                                         Date
       ----------                                      -----                                         ----
/s/ W. Vickery Stoughton         Chairman of the Board of Directors, Chief Executive Officer    December 5, 2001
------------------------
W. Vickery Stoughton             and Director (principal executive officer)

        *                        Director                                                       December 5, 2001
----------------------
Anthony P. Brenner

/s/ William F. Flatley           Director                                                       December 5, 2001
------------------------
William F. Flatley

        *                        Director                                                       December 5, 2001
------------------------
Kenneth N. Kermes

        *                        Director                                                       December 5, 2001
---------------------
C. Alan MacDonald

        *              Director                                                       December 5, 2001
--------------------
Diana Mackie

/s/ James R. Koch      Executive Vice President, Chief Financial Officer, Treasurer   December 5, 2001
--------------------
James R. Koch          and principal accounting officer

        *               Director                                                      December 5, 2001
--------------------
Bruce C. Vladeck


* By  /s/ W. Vickery Stoughton
      ------------------------
      W. Vickery Stoughton
      Attorney-in-fact